    As filed with the Securities and Exchange Commission on January 10, 1997
                                                   Registration No. 33-_________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                BAAN COMPANY N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


              THE NETHERLANDS                                 7372                                  NOT APPLICABLE
              ---------------                                 ----                                  --------------
     (STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)


                                BAAN COMPANY N.V.
                               POST OFFICE BOX 250
                                  6710 BG Ede
                                The Netherlands
                               011-31-318-696666
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                                 WIM H. HEIJTING
                                BAAN COMPANY N.V.
                               C/O BAAN USA, INC.
                               4600 BOHANNON DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (415) 462-4949
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)


                     Copies Of All Communications Should Be
                                    Sent To:
                               HOWARD ZEPRUN, ESQ.
                          JAN-MARC VAN DER SCHEE, ESQ.
                       WILSON, SONSINI, GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                            PALO ALTO, CA 94304-1050
                                 (415) 493-9300


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after the Registration Statement becomes effective.

 If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                       1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]


                                                  CALCULATION OF REGISTRATION FEE
===================================================================================================================================
     TITLE OF EACH CLASS OF        AMOUNT TO BE      PROPOSED MAXIMUM OFFERING      PROPOSED MAXIMUM AGGREGATE         AMOUNT OF
   SECURITIES TO BE REGISTERED      REGISTERED            PRICE PER SHARE*                OFFERING PRICE*          REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock.....................     914,992                 $35.94                      $32,884,812.48               $9,965.09
===================================================================================================================================


* Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, based on the average of the high and low prices per share of Common Stock reported on the Nasdaq National Market System on January 6, 1997.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.






                 SUBJECT TO COMPLETION, DATED JANUARY 10, 1997

                                 914,992 SHARES

                                BAAN COMPANY N.V.

                                  COMMON STOCK

                             ----------------------

         All of the 914,992 shares of Common Stock of Baan Company N.V. ("Baan" or the "Company") offered hereby are being offered for sale from time to time by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company has been advised that the Selling Shareholders expect to offer the shares on the Nasdaq National Market System through certain broker-dealers at the then current market price or in negotiated transactions. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

         See "Risk Factors" for information that should be considered by prospective investors.

         The Selling Shareholders will bear all discounts and commissions paid to broker-dealers in connection with the sale of the shares. The Company will bear the reasonable fees and expenses of a single counsel that the Selling Shareholders may employ to represent them in this offering.

         The Common Stock is quoted on the NASDAQ National Market System under the trading symbol "BAANF" On January 6, 1997, the last sale price of the Common Stock as reported by the NASDAQ National Market System was $35 3/4 per share.



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                The date of this Prospectus is January 10, 1997

         No person is authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.


                       ENFORCEABILITY OF CIVIL LIABILITIES

         The Company is a Netherlands corporation and a substantial portion of the Company's assets are located outside the United States. In addition, members of the Management and Supervisory Boards of the Company and certain experts named herein are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons or the Company judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. Since there is no treaty between the United States and The Netherlands providing for the reciprocal recognition and enforcement of judgments, U.S. judgments are not automatically enforceable in The Netherlands. However, a final judgment for the payment of money obtained in a U.S. court and not rendered by default, which is not subject to appeal or any other means of contestation and is enforceable in the United States, would in principle be upheld and be regarded by a Netherlands court of competent jurisdiction as conclusive evidence when asked to render a judgment in accordance with such final judgment by a U.S. court, without substantive re-examination or relitigation on the merits of the subject matter thereof, provided that the competent Netherlands court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, that such judgment has been rendered in accordance with rules of proper procedure, that it has not been rendered in proceedings of a penal or revenue nature and that its content and possible enforcement are not contrary to public policy or public order of The Netherlands. Notwithstanding the foregoing, there can be no assurance that United States investors will be able to enforce against the Company, or members of the Management or Supervisory Boards or certain experts named herein who are residents of The Netherlands or countries other than the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Netherlands court would impose civil liability on the Company or on the members of the Management or Supervisory Boards of the Company and certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against the Company or such members.


                              AVAILABLE INFORMATION

         The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to foreign private issuers, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the Commission: Northwestern Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company may be inspected at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, certain of the Company's securities are listed on the Nasdaq National Market and the Amsterdam Stock Exchange, and the aforementioned material may also be inspected at the offices of such exchanges. At the Amsterdam Stock Exchange, all notices in respect of the Notes will be published in the Official Price List (De Officiele Prijs-Courant van AEX Data Services).

         In addition, the most recently filed annual report and audited statutory annual accounts and a copy of the current Articles of Association of the Company are available upon request, free of charge, during normal business hours at the offices of ABN AMRO Bank N.V., Herengracht 595, 1017 CE Amsterdam, The Netherlands. In addition, other documents mentioned in this Prospectus are available for inspection at the Company's offices in The Netherlands at Zonneoordlaan 17, 6710 BG Ede, The Netherlands. The Company is registered with the Trade Register of the Chamber of Commerce and Industry at Arnhem, The Netherlands, under number 09048765.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents have been filed with the Commission and are incorporated herein by reference:

         1. The Company's Annual Report on Form 20-F for the year ended December 31, 1995;

         2. The Company's Report on Form 6-K for the three months ended March 31, 1996;

         3. The Company's Report on Form 6-K for the three months and six months ended June 30, 1996;

         4. The Company's Report on Form 6-K for the three months and nine months ended September 30, 1996;

         5. The Company's Report on Form 6-K dated March 25, 1996 relating to the Company's Annual General Meeting of Shareholders held on April 11, 1996;

         6. The Company's Report on Form 6-K dated April 25, 1996 relating to the Company's Extraordinary General Meeting of Shareholders held on May 13, 1996;

         7. The Company's Report on Form 6-K dated May 23, 1996 relating to the Company's Extraordinary General Meeting of Shareholders held on May 29, 1996; and

         8. The Company's Articles of Association and Notarial Deed of Amendment thereto as filed with the Company's Annual Report on Form 20-F for the year ended December 31, 1995 and Report on Form 6-K dated May 23, 1996, respectively.


         All documents filed by the Company pursuant to Section 13 (a), 13 (c) or 15 (d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company's headquarters in The Netherlands at Zonneoordlaan 17, 6710 BG Ede, The Netherlands, Attention: Chief Financial Officer, or to the Company's headquarters in the United States at 4600 Bohannon Drive, Menlo Park, CA 94025, U.S.A., Attention: Vice President of Finance -- U.S.

                                   THE COMPANY

         Baan Company N.V. is a leading provider of open systems, client/server-based enterprise business software used by organizations worldwide to manage company resources and coordinate enterprise-wide functions such as sales forecasting, inventory control, procurement, distribution, finance and project management. The Company's BAAN IV software is designed to allow businesses of all sizes to adapt quickly to changes in the market, thereby enabling them to maintain a competitive advantage in the management of their critical business processes. It is also designed for rapid implementation and easy adaptation, and reconfiguration in response to changing organizational needs and technological advances.

         The Company believes that its software can facilitate increased competitiveness and a higher level of customer service by enabling customers to continually restructure business processes in response to dynamic market and customer demands. The software is readily adapted to small, medium and large organizations, and supports hybrid manufacturing, process manufacturing and project manufacturing, within a single site or multiple sites and within a single organization or across the extended enterprise of the supply/demand chain.

         The Company has undertaken several strategic initiatives to address targeted vertical markets in which Baan believes its software provides particular advantages, and is continuing to develop specific configurations, templates and software functionality. These vertical markets include automotive, electronics, aerospace and defense, heavy equipment and other project industries as well as the process sectors in which supply chains are complex and evolving and improved supply chain integration requires flexible, scaleable solutions. The Company has worked closely with key customers and partners in these segments to define business requirements and provide comprehensive software solutions specifically tailored to these industries. The Company's customers include Advanced Micro Devices, Inc., Asea Brown Boveri Group, The Boeing Company, Fujitsu-ICL Systems, Inc., Gennum Corporation, Hitachi Ltd., Honda of America Manufacturing, Inc., Mercedes Benz US International, Inc., Northern Telecom Limited, Oki Electric Industry Co. Ltd., Philips Medical Systems Nederland B.V., Sensormatic and Snap-on Incorporated. The Company has more than 2,000 customers worldwide.

         An essential element of the Company's strategy is to continue to extend the functionality of its software to enable Dynamic Enterprise Modeling ("DEM"), a framework that allows an organization to adapt its information systems to rapidly changing organizational structure, business practices and operational procedures. To enhance the DEM concept, the Company has extended the functionality of its current software release, BAAN IV, to include enhanced implementation capabilities and development tools to streamline the software adoption curve; new application functionality; industry specific models; greater desktop connectivity across the enterprise; and new tools for Internet access. Additionally, the Company was among the first enterprise business application providers to be Microsoft BackOffice Certified with the Company's BAAN IV application set. BAAN IV also supports expanded electronic commerce capability, allowing enhanced interactive business-to-business communications via the Internet or Electronic Data Interchange ("EDI").

         The BAAN IV software consists of BAAN Applications, BAAN OrgWare and BAAN Tools. BAAN Applications consist of six principal components that support the entire business process: Manufacturing, Finance, Project, Distribution, Transportation and Service. BAAN OrgWare is a collection of software, tools and methodologies that facilitate rapid implementation of BAAN Applications and support ready reconfiguration in response to changing business needs. BAAN Tools is a fourth generation language ("4GL") software development toolset used by the Company, its implementation providers and its end user customers to develop, enhance and modify BAAN Applications.

         The Company sells and supports its products through corporate headquarters in Ede, The Netherlands and Menlo Park, California, Global Support Centers in The Netherlands, the United States and India, and direct and indirect distribution channels in 59 countries. Over the past several years, the Company has significantly expanded its sales and service presence in North American, Latin American, Eastern European and Asia Pacific markets. The Company also has developed relationships with leading global providers of implementation and customization services, including the systems consulting groups of major public accounting firms such as KPMG Peat Marwick and systems integrators such as Cap Gemini and Origin International.

         Baan Company N.V. is a Netherlands holding company with its statutory seat at Barneveld, The Netherlands, and conducts business through its domestic and international subsidiaries. The Company's business was founded in 1978 and Baan Holding B.V., the predecessor of Baan Company N.V., was incorporated in 1983. References in this Prospectus to "Baan" or the "Company," unless the context otherwise requires, relate to Baan Company N.V., its predecessor, Baan Holding B.V., and its subsidiaries. The Company's headquarters are located in Zonneoordlaan 17, 6710 BG Ede, The Netherlands, telephone number (31) 318-696666, and at 4600 Bohannon Drive, Menlo Park, California 94025 U.S.A., telephone number (1) 415-462-4949.

                                  RECENT EVENTS

         THIRD QUARTER RESULTS. The Company's net revenues for the third quarter ended September 30, 1996 increased by 79% to $97.7 million from $54.4 million in the corresponding period in 1995. License revenues increased 82% percent to $55.7 million in the third quarter of 1996 from $30.5 million in the corresponding period of 1995. Gross and operating margins increased sequentially to 62% and 16%, respectively, in the third quarter of 1996 from 59% and 13%, respectively, in the second quarter of 1996. Net income increased to $9.3 million or $0.10 per share in the third quarter of 1996 from $3.1 million or $0.03 per share in the third quarter of 1995.

         ACQUISITIONS. In 1996 the Company completed acquisitions of Berclain Group, Inc. ("Berclain") and Antalys, Inc. ("Antalys"), adding functionality to the Company's product line and providing its customers with more broadly integrated solutions for targeted market segments. Berclain, acquired in May 1996, provides manufacturing scheduling and shop floor synchronization software. The Company believes the integration of Berclain's software with BAAN IV will allow manufacturers to further coordinate the production environment and synchronize production to customer demand. Antalys provides configuration management software that automates the configuration and pricing for products and services. The Company believes this acquisition will better enable the Company's customers to pursue the benefits of engineer-to-order manufacturing by enabling them to provide to their customers the ability to specify product requirements and receive real-time pricing and delivery information.

         STRATEGIC RELATIONSHIPS. The Company has recently developed new relationships intended to extend the core functionality of BAAN IV across additional platforms and the Internet and access a broader class of customers. In October 1996, Baan announced certification of BAAN IV for Microsoft BackOffice. The Company believes its relationship with Microsoft will allow the Company to offer a scaleable solution to enterprises operating on Windows NT and Microsoft SQL Server database. In September 1996, Baan announced a relationship with Sun Microsystems, Inc. to jointly develop extensions to the Java Enterprise API. The Company believes this relationship will facilitate the delivery of large-scale Internet application functionality written in Java to Baan's customer base, to enable the Company's customers to link applications across the supply chain and through the Internet.

                                  RISK FACTORS

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained and incorporated by reference in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Shares.

LIMITED PERIOD OF PROFITABILITY

         The Company has experienced substantial revenue growth in recent years, but its profitability, as a percentage of net revenues, has varied widely on a quarterly and annual basis. The Company was not profitable in 1993, and was only slightly profitable in 1994 due largely to recognition of $14.8 million in software license revenues from one large customer contract. Absent such contract, the Company would not have been profitable in 1994. Due to the Company's limited operating history on a significant international scale, the rate of growth of the Company's business and the variability of operating results in past periods, there can be no assurance that the Company's revenues will continue at the current level or will grow, or that the Company will be able to sustain profitability on a quarterly or annual basis. During 1996, the Company has experienced increases in accounts receivable as revenues have increased. Accounts receivable days sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) increased to 119 days at the end of the third quarter of 1996 as compared to 104 days as of December 31, 1995. These increases in accounts receivable, together with increased investments by the Company in infrastructure and expansion of operations, have impacted cash flow from operations. Although the Company has in recent periods generated cash from operations, there can be no assurance that cash flow from operations in future periods will not be further impacted.

VARIABILITY OF QUARTERLY OPERATING RESULTS

         The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's license revenues have in recent periods increased as a percentage of total net revenues as a result of the Company's focus on increasing the use of third party implementation providers for implementation services and on reducing hardware sales. License revenues increased from 37% of total net revenues in 1993 to 49%, 52% and 55% of total net revenues in 1994, 1995 and in the nine month period ended September 30, 1996, respectively. The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and
(vi) seasonality of technology purchases and other general economic conditions. In the last two years, and particularly in its U.S. operations, the Company has made significant changes in its business focus, including greater emphasis on sales to larger customers. As a result, the Company has realized an increasingly high portion of total net revenues from individually large licenses, which could contribute to greater quarterly variability. In addition, while the Company believes that its allowance for doubtful accounts as of September 30, 1996 is adequate, a significant portion of the Company's accounts receivable at such date are derived from sales of large licenses, often to new customers with which the Company does not have a payment history. Accordingly, there can be no assurances that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible.

         The Company's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. The Company plans to increase expenditures in order to fund continued build-up of international operations, greater levels of research and development, a larger direct sales and marketing staff, development of new distribution and resale channels, and broader customer support capability, although annual expenditures will depend upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results would be materially adversely affected.

         The Company believes that fourth quarter revenues have historically been positively impacted by year-end capital purchases by some large corporate customers. This seasonality, which the Company believes is common in the computer software industry, is likely to increase as the Company focuses on larger corporate accounts, and typically result in first quarter revenues in any year being lower than revenues in the immediately preceding fourth quarter.

NORTH AMERICAN OPERATIONS

         The Company commenced its investment program in North America in 1993 and has a limited number of operational installations of its products at customer sites in North America. Accordingly, the Company has only a limited number of reference customers in North America. Many of these customers continue to implement the Company's products, and some of these customers are in the early stage of implementation. If the Company were to experience significant implementation problems at these or other reference sites in North America (or elsewhere), it could significantly impact future sales and operating results in North America (and elsewhere). In addition, in order to support the anticipated growth of the Company's business in the North American market, the Company continues to incur significant costs to build corporate infrastructure ahead of anticipated revenues. This includes developing experienced resources, through both internal hiring and establishing relationships with third party implementation providers, that are necessary to support customer installations of Baan's software and provide other customer services. The number of employees in North America has grown from 168 at December 31, 1993 to 180 at December 31, 1994, 309 at December 31, 1995 and 473 at September 30, 1996. In addition, the Company's operating expenses (exclusive of general corporate expenses) in North America have increased from $13.1 million for the year ended December 31, 1993 to $29.2 million for the year ended December 31, 1994, $44.7 million for the year ended December 31, 1995 and $65.3 million for the nine months ended September 30, 1996. As a result of this expansion, the Company must continue to implement and improve its operational and financial control systems and to expand, train and manage its employee base and relationships with third party implementation providers, in order to provide high-quality training, product implementation and other customer services. These factors have placed, and are expected to continue to place, a significant strain on the Company's management and operations. There can be no assurance that the Company's North American operations will continue to be successful or that the Company will be able to manage effectively an increased level of operations in North America. Any lack of success in North American markets or inability to manage these activities effectively would have a material adverse effect on the Company's results of operations.

MANAGEMENT OF GROWTH

         The Company's business has grown rapidly in the last five years, with total net revenues increasing from $35.2 million in 1991 to $216.2 million in 1995 and $264.1 million in the nine months ended September 30, 1996. The growth of the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management and operations. In addition, Tom Tinsley and Jan Westerhoud joined the Company within the past 18 months as President and Chief Operating Officer and as Chief Financial Officer, respectively (Mr. Westerhoud previously served as a partner with Moret Ernst & Young, the Company's independent auditors). Moreover, certain of the Company's senior executive officers had limited or no prior management experience as senior executives in large, public software companies prior to joining the Company. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having in place highly trained internal and third party resources to conduct presales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and to work effectively with third party implementation providers. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's results of operations.

LEVERAGE

         The Company sold an aggregate of $175,000,000 of subordinated notes (the "Notes") in December 1996, ($200 million if the purchasers' over-allotment option is exercised in full) which will result in an increase in the Company's ratio of long-term debt to total capitalization at September 30, 1996 from approximately 1% to approximately 57% on an as adjusted basis (60% if the over-allotment option is exercised in full). As a result of this additional indebtedness, the Company's principal and interest obligations will increase substantially. The degree to which the Company will be leveraged could materially adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

COMPETITION

         The information management application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open systems, client/server, Enterprise Resource Planning ("ERP") software solutions, and the Company's current and prospective competitors offer a variety of products and solutions to address this market. The Company's primary competition comes from a large number of independent software vendors and other sources including SAP AG ("SAP"), Oracle Corporation ("Oracle"), System Software Associates, Inc. and Peoplesoft Corporation ("Peoplesoft"). In addition, the Company faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

         Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP, Oracle and Peoplesoft, have well-established relationships with customers of the Company. Further, because the Company's products run on relational database management systems ("RDBMS") and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based client/server software solution. Furthermore, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.

         The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third party implementation providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

         The Company believes that its success has been due in part to its focus on the client/server architecture of its software products. Certain of the Company's competitors currently offer products using client/server architecture, and the Company believes that many of its other competitors are actively developing client/server-based products, including certain large, well-established software companies that have announced their intent to introduce client/server ERP products. As a result, competition (including price competition) is likely to increase substantially, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

         The market for the Company's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, the Company must continue to anticipate and respond adequately to advances in RDBMS software and desktop computer operating systems such as Microsoft Windows and its successors. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance.

         Historically, the Company has issued significant new releases of its software products approximately every two years with interim releases on a more frequent basis. As a result of the complexities inherent in both the RDBMS and client/server environments and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. For example, Version 3.0 contained certain identified software errors which required correction in Version 3.1. There can be no assurance that the Company's most recent software release, BAAN IV, or future releases of the Company's products, will not contain further software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could also have a material adverse effect on the Company's business and operating results. Customers have only recently commenced implementation of the BAAN IV version of the Company's software. If the Company were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect the Company's business and operating results.

INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS

         The Company's products are currently marketed in the United States, The Netherlands, Germany and 56 other countries. Sales in the United States, The Netherlands and Germany accounted for 33%, 21% and 15%, respectively, of the Company's net revenues in the nine months ended September 30, 1996. The Company's operations are subject to risks inherent in international business activities, including, in particular, general economic conditions in each country, overlap of different tax structures, management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

         A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and, the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues has been denominated in guilders, marks and, more recently, U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause foreign currency transaction gains and losses. In 1994, the Company incurred $1.9 million in foreign currency transaction losses compared to a $398,000 gain in 1993. At the end of 1994, the Company reevaluated its currency management process, and established programs to reduce its foreign currency exposure. In 1995, the Company incurred a foreign currency transaction net loss of $253,000. Starting in the fourth quarter of 1995, the Company established. controls regarding the use of derivative financial instruments, which it uses primarily to offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. In the first nine months of 1996, the Company incurred a foreign currency transaction gain of $60,000. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results.

RELIANCE ON CERTAIN RELATIONSHIPS

         The Company relies on a number of consulting and systems integration firms to enhance its marketing, sales and customer support efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sales process. As the Company continues to implement its strategy of focusing on the licensing of its core software products, the Company will remain dependent upon third party implementation providers for product implementation, customization, customer support services and end user training. Many such firms have similar, and often more established, relationships with the Company's principal competitors. There can be no assurance that these third party implementation providers will provide the level and quality of service required to meet the needs of the Company's customers, that the Company will be able to maintain an effective, long term relationship with these third parties, or that these parties will continue to meet the needs of the Company's customers. If the Company is unable to develop and maintain effective, long-term relationships with these third parties, or if these parties fall to meet the needs of the Company's customers, the Company's business would be adversely affected. Although the Company has agreements with certain of these providers, these agreements are generally terminable by the third party providers at any time and do not impose specific obligations on the part of these third party providers. Further, there can be no assurance that these third party implementation providers, many of which have significantly greater financial, technical, personnel and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

DEPENDENCE ON KEY PERSONNEL

         The Company's success depends to a significant extent upon a limited number of members of senior management of the Company and other key employees. The Company does not maintain key man life insurance on any personnel. The loss of the service of one or more key employees could have a material adverse effect on the Company. In addition, the Company believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, management, sales and marketing personnel. Competition for such personnel in the computer software industry is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could have a material adverse effect on the Company's business.

ABILITY TO ENFORCE THE COMPANY'S INTELLECTUAL PROPERTY RIGHTS

         The Company relies on a combination of the protections provided under applicable copyright, trademark and trade secret laws, as well as on confidentiality procedures and licensing arrangements, to establish and protect its rights in its software. Despite the Company's efforts, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or The Netherlands. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

         The Company, from time to time, receives notices from third parties claiming infringement by the Company's products of third party proprietary rights. The Company expects that software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. Any such claim, with or without merit, could be time-consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable by the Company, or at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results would be materially adversely effected.

         In February 1996 the Company received correspondence from counsel for The COBRE Group, Inc. (which does not compete in the ERP market) stating their belief that the Company's OrgWare software infringed their U.S. Patent (No. 5,321,610) issued in June 1994. The letter also impliedly threatened legal action in the event the Company did not either provide an appropriate explanation why there is no infringement, or obtain a license under the patent, or discontinue offering the OrgWare software. The Company has reviewed the claims of the patent in relation to the OrgWare software, and based upon such review the Company does not believe that the OrgWare software infringes the claims of the patent. Between February arid August 1996, counsel for the Company corresponded with counsel for The COBRE Group specifying the Company's bases for denying infringement. The Company has received no further communications from The COBRE Group since August 1996.

         The Company intends to contest any claim of infringement and does not believe that resolution of this matter, whether or not litigation is commenced, would have a material adverse effect on its business, operating results and financial condition. There can be no assurance, however, that legal action claiming patent infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation; and in the event a claim against the Company was successful and the Company could not obtain a license on acceptable terms or develop or license a substitute technology, the Company's business and operating results would be materially adversely affected.

LEGAL PROCEEDINGS


         The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

CONTROL BY EXISTING SHAREHOLDERS

         Baan Investment B.V. owns approximately 48% of the Company's outstanding Common Shares. Jan Baan and J.G. Paul Baan, by virtue of their positions as managing directors of Baan Investment B.V. and the control they exercise over the entities that own and control the shares of Baan Investment B.V., effectively have the power to vote the Common Shares of the Company owned by Baan Investment B.V. Messrs. Baan and Baan will therefore also have the effective power to influence significantly the outcome of matters submitted for shareholder action, including the appointment of members of the Company's Management and Supervisory

Boards and the approval of significant change in control transactions, and may be deemed to have control over the management and affairs of the Company. This significant equity interest in the Company may have the effect of making certain transactions more difficult absent the support of Jan Baan and J.G. Paul Baan, and may have the effect of delaying or preventing a change in control of the Company.

POSSIBLE VOLATILITY OF SHARE PRICE

         The market price of the Company's Common Shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of the Common Shares may be significantly affected by factors such as the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors, quarterly variations in the Company's results of operations, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. In particular, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of the Common Shares.


FOREIGN PERSONAL HOLDING COMPANY TAX RISK

         The Company or certain of its subsidiaries may in the future be characterized as a foreign personal holding company ("FPHC") if: (i) Jan Baan or J.G. Paul Baan or a member of either of their families were to become a U.S. resident or citizen, or to marry a U.S. resident or citizen and (ii) more than 60% of the gross income of the Company or a subsidiary were considered foreign personal holding company income. If such treatment were to occur, U.S. residents, citizens, corporations and other persons subject to U.S. taxation on the basis of net income who hold Common Shares would be required to include in their gross income as a dividend their pro rata portion of any undistributed income of the Company or a subsidiary so classified as a FPHC, even if no cash dividend were actually paid. Although neither the Company nor any subsidiary is currently a FPHC, the Company can give no assurances that changes in ownership of the shares currently held by Baan Investment B.V., or changes in ownership or residency of Jan Baan or J.G. Paul Baan or members of either of their families, will not cause the Company to be treated as a FPHC, nor is the Company undertaking any obligation to determine or disclose at any time in the future its status as a FPHC.

ENFORCEABILITY OF UNITED STATES JUDGMENTS AGAINST NETHERLANDS CORPORATIONS, DIRECTORS AND OFFICERS

         Judgments of United States courts, including judgments against the Company, its directors or its officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in The Netherlands. See "Enforceability of Civil Liabilities."

OTHER MATTERS RELATED TO DUTCH COMPANIES

         As a Netherlands naamloze vennootschap (N.V.), the Company is subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of shares by the Company must be submitted for resolution of the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the general meeting of shareholders to another corporate body. The issuance of shares by the Company is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or, in case the authority to issue shares has been delegated to another corporate body that has also been empowered by the general meeting of shareholders to exclude or limit such preemptive rights, by such corporate body. In this regard, the general meeting of shareholders has authorized the Management Board of the Company, upon approval by the Supervisory Board, to issue any authorized and unissued shares of the Company at any time up to and including March 31, 2001, and has authorized the Management Board, upon approval by the Supervisory Board, to exclude or limit shareholder preemptive rights with respect to any issuance of such shares up to and including such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, or by the Company's Articles of Association pursuant to an amendment to that effect, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the management board of a surviving company may resolve to legally merge the company). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash, shares which are issued to employees of the Company or of a group company or shares which are issued to someone exercising a previously acquired right to subscribe for shares. In addition, certain major corporate decisions are subject to prior approval or advice by the Works Council established at Baan Development B.V. and Baan Nederland B.V., two Dutch subsidiaries of the Company.

                     EXCHANGE CONTROLS AND OTHER LIMITATIONS
                           AFFECTING SECURITY HOLDERS

         Except as set forth below, there are currently no limitations under the laws of The Netherlands to the rights of holders from outside The Netherlands to hold or vote Common Shares. Cash distributions, if any, payable on the Common Shares in Dutch guilders may be officially transferred from The Netherlands and converted into any other currency without Netherlands legal restrictions, except that for recording purposes such payments and transactions must be reported by the Company to The Netherlands Central Bank. Exceptions may apply to the above under applicable Netherlands sanctions regulations regarding Iraq and Libya.


                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the shares offered hereby.

                             SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock of the Selling Shareholders as of December 1996.





                                                                                     NUMBER OF SHARES
      NAME OF SHAREHOLDER                       NUMBER OF SHARES OFFERED             BENEFICIALLY OWNED
----------------------------------------      ----------------------------           ------------------
Davis B. Weidner                                      302,252                              302,252

Susan B. Thompson                                     302,252                              302,252

Shunsaku Sugiura                                       88,187                               88,187

Kent W. Wilhelm                                        88,187                               88,187

David W. Gustafson                                     33,888                               33,888

Raymond T. Anderson                                    17,637                               17,637

Robert M. Lanier                                       15,403                               15,403

Stephen P. Newman                                      19,254                               19,254

Albert J. Bates                                         8,857                                8,857

Charles M. Powell                                      19,255                               19,255

Paul Heller                                             3,850                                3,850

Kenneth Parent                                          3,850                                3,850

Nathan Gans                                             3,850                                3,850

Leonard Coyne                                           3,850                                3,850

Paul B. Fine                                            2,118                                2,118

Mark J. Fine                                            2,118                                2,118

Patricia Mitchell                                         184                                  184

                              PLAN OF DISTRIBUTION

         The Common Shares offered hereby are being offered directly by the Selling Shareholders. The Company has been advised by the Selling Shareholders that they intend to sell all of the shares offered hereby from time to time during the 2 year period following the date of this Prospectus in the over-the-counter market and that sales will be made at prices prevailing at the times of such sales. The Selling Shareholders may also make private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Shareholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act.

         Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Shareholders. Broker-dealers may agree with the Selling Shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the any of the Selling Shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to any of the Selling Shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

         The Company has advised the Selling Shareholders that the anti-manipulative Rules 10b-6 and 10b-7 under the Exchange Act may apply to sales in the market, has furnished the Selling Shareholders with a copy of these Rules and has informed the Selling Shareholders of the need for delivery of copies of this Prospectus. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

         In order to comply with the securities laws of certain states, if applicable, the Common Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Shares may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         At the time a particular offer of the shares of Common Shares registered hereunder is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter for securities purchased from, any discount, commission and other item constituting compensation and any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         There can be no assurance that the Selling Shareholders will sell all or any of the shares of Common Shares offered hereunder.


                                  LEGAL MATTERS

         The validity of the Common Shares issued hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, solely as to matters of U.S. law, and by DeBrauw Blackstone Westbroek, Amsterdam, The Netherlands, solely as to matters of Netherlands law.


                                     EXPERTS

         The consolidated financial statements of Baan Company N.V. incorporated by reference in the Company's Annual Report (Form 20-F) for the year ended December 31, 1995, have been audited by Moret Ernst & Young Accountants, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                BAAN COMPANY N.V.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

 Registration fee--Securities and
  Exchange Commission....................................   $  9,965.09
 Accountant's fees.......................................   $  6,000.00
 Legal fees..............................................   $ 10,000.00
 Miscellaneous...........................................   $         0
                                                            -----------
 Total  .................................................   $ 25,965.09


All of the above expenses will be paid (or reimbursed) by the Company.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            The Company has entered into indemnification agreements with its directors and executive officers, providing for indemnification by the Company against any liability to which a director or executive officer may be subject for judgments, settlements, penalties, fines and expenses of defense (including attorneys' fees, bonds and costs of investigation), arising out of or in any way related to acts or omissions as a member of the Management or Supervisory Board, or an executive officer, or in any other capacity in which services are rendered to the Company or its subsidiaries. The Company believes that the indemnification agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and executive officers. The agreements provide that a director or officer is not entitled to indemnification under such agreements (i) if indemnification if expressly prohibited under applicable law, (ii) for certain violations of securities laws or (iii) for certain claims initiated by the officer or director. Generally, under Netherlands law a director will not be held personally liable for decisions made with reasonable business judgment, absent self dealing. In addition, indemnification may not be available to directors or officers under Netherlands law if any act or omission by a director or officer would qualify as willful misconduct or gross negligence. Due to the lack of applicable case law, it is not clear whether indemnification if available in case of a breach of securities laws of the United States. See "Enforceability of Civil Liabilities."


ITEM 16.  EXHIBITS.

          Exhibit No.    Exhibit

                 5.1     Opinion of DeBrauw Blackstone Westbroek

                23.1 Consent of Moret Ernst & Young Accountants, Independent Auditors

                23.2     Consent of DeBrauw Blackstone Westbroek
                         (contained in Exhibit 5.1)

ITEM 17.          UNDERTAKINGS

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            The undersigned Registrant hereby undertakes:

            (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, amended;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                 SIGNATURE                                           TITLE                                       DATE
-----------------------------------------     -------------------------------------------------      ---------------------------
/S/ Jan Baan B.V.                             Managing Director, Chairman of the Board and           January 9, 1997
-------------------------------------------   Chief Executive Officer
(Jan Baan B.V.)                               (Principal Executive Officer)


/S/ J.G. Paul Baan B.V.                       Supervisory Director and Vice Chairman                 January 9, 1997
-------------------------------------------   of the Board
(J.G. Paul Baan B.V.)

/S/ Thomas C. Tinsley                         Managing Director, President and Chief                 January 9, 1997
------------------------------------------    Operating Officer
(Thomas C. Tinsley)

/S/ Jan Westerhoud                            Vice President, Finance                                January 9, 1997
------------------------------------------    (Principal Financial and Accounting Officer)
(Jan Westerhoud)

/S/ William O. Grabe
------------------------------------------    Supervisory Director                                   January 9, 1997
(William O. Grabe)

/S/ David C. Hodgson
------------------------------------------    Supervisory Director                                   January 9, 1997
(David C. Hodgson)

/S/ Graham J. Sharman
------------------------------------------    Supervisory Director                                   January 9, 1997
(Graham J. Sharman)

/S/ J.C. (Hans) Wortmann
------------------------------------------    Supervisory Director                                   January 9, 1997
(J.C. (Hans) Wortmann)

                                 EXHIBIT INDEX


              Exhibit
                No.                 Document


                 5.1     Opinion of DeBrauw Blackstone Westbroek

                23.1 Consent of Moret Ernst & Young Accountants, Independent Auditors

                23.2     Consent of DeBrauw Blackstone Westbroek
                         (contained in Exhibit 5.1)